
Mail Stop 3561

August 17, 2015

Chong Cheuk ManYuki
Chief Financial Officer
One 4 Art Ltd.
Room 2808-12, 28/F
Office Tower, Convention Plaza,
1 Harbour Road, Wanchai, Hong Kong

Re: One 4 Art Ltd.
Form 10-K for Fiscal Year Ended November 30, 2014
Filed on March 17, 2015
File No. 333-179765

Dear Mr. Yuki:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended November 30, 2014

Item 9A(T). Controls and Procedures

Management's Report on Disclosure Controls and Procedures, Page 20

1.   It appears this report is intended to represent "Management's Annual Report on *Internal Control Over Financial Reporting*" pursuant to Item 308(a) of Regulation S-K. Please revise the heading accordingly.

2.   Please state whether you applied the 1992 or 2013 COSO framework, pursuant to Item 308(a)(2) of Regulation S-K.

3.   We note you have concluded on the effectiveness of your internal control over financial reporting. However, you have not specifically concluded on the effectiveness of your disclosure controls and procedures. Please be advised you are required to furnish the

information required by Item 307 of Regulation S-K pursuant to Item 9A of Form 10-K. Please amend your filing to disclose the conclusions of your principle executive and principle financial officers, regarding the effectiveness of disclosure controls and procedures as of November 30, 2014 accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure